December 18, 2024

Sean Sievers
Chief Financial Officer
Merchants Bancorp
410 Monon Blvd.
Carmel, IN 46032

        Re: Merchants Bancorp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-38258
Dear Sean Sievers:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Loans Receivable, Net, page 52

1. Please revise your disclosures, in future filings, to present loan maturity information as of the end of the latest reported period for each loan category (e.g., Residential real estate, Multi-family financing, Healthcare financing, etc.) for which disclosure is required in the financial statements. Please also disclose, in further filings, the amounts due after one year for each loan category that have pre-determined interest rates and adjustable interest rates, respectively. We note Item 1404 of Regulation S-K.
2. We note your disclosure that Multi-family financing loans and Healthcare financing loans comprised approximately 40% and 23%, respectively, of your total loans held for investment as of December 31, 2023. Given the significance of these loans in your total loan portfolio, including the national scope of this lending, please revise future filings to further disaggregate the composition of these loans to address geographic
 December 18, 2024
Page 2

       and any industry concentrations to the extent material to an investor s understanding of these portfolio types. We note Item 303 of Regulation S-K.
Note 14-Credit Linked Notes, page 110

3. We note your disclosure of the credit linked notes issued in 2023. Please tell us how you considered the disclosures required under ASC 815-10-50-4K regarding any credit derivatives or embedded credit derivatives, such as the maximum potential amount of future payments (undiscounted) that you could be required to make under the credit derivative and the fair value of the credit derivative as of the balance sheet date. Please also revise future filings, if necessary.
Form 10-Q for the Quarterly Period Ended September 30, 2024
Condensed Consolidated Statements of Income, page 4

4. We note you disclosed $16.1 million in losses on derivative put options in Note 8 for the quarter ended September 30, 2024. In future filings, please separately disclose this loss on the face of the consolidated statements of income in the other income section. We note Item 14 of Rule 9-04 of Regulation S-X.
Noninterest Income, page 60

5. Please more fully disclose and discuss in future filings, the existence of and reasons for the quarterly loss on derivative put options ($16.1 million) and interest rate floors
       ($7.7 million), which comprise the majority of the $27 million quarterly loss on derivatives as noted in Note 8 on page 31. We note Item 303(b) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mengyao Lu at 202-551-3471 or John Nolan at 202-551-3492 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance